Exhibit 12

Flowers Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

Fiscal 2013 - 2017

(000’s Omitted, Except Ratio Amounts)

	Fiscal Year
	2017	2016	2015	2014	2013
Fixed Charges:
Interest expense	$36,557	$34,905	$26,815	$28,288	$28,875
Interest portion of rent expense(1)	$31,671	$32,452	$29,028	$29,564	$30,100
Total Fixed Charges	$68,228	$67,357	$55,843	$57,852	$58,975

Earnings:
Income before income taxes	$149,293	$249,537	$293,031	$268,054	$322,373
Plus: Fixed charges(2)	$68,228	$67,357	$55,843	$57,852	$58,975
Earnings Available to Cover Fixed Charges	$217,521	$316,894	$348,874	$325,906	$381,348
Ratio of Earnings to Fixed Charges	3.2	4.7	6.2	5.6	6.5

(1)	One-third of total rent expense is the portion deemed representative of the interest factor.
(2)	Fixed charges represent gross interest expense plus the interest portion of rent expense.